Exhibit 99.10

LONCOR RESOURCES INC.
Suite 7070, 1 First Canadian Place
100 King Street West
Toronto, Ontario, M5X 1E3, Canada

FORM OF PROXY SOLICITED BY THE
MANAGEMENT OF LONCOR RESOURCES INC.
FOR USE AT THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON JUNE 18, 2010

The undersigned shareholder(s) of LONCOR RESOURCES INC. (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation, Donat K. Madilo, Chief Financial Officer of the Corporation, or failing him, Geoffrey G. Farr, Corporate Secretary of the Corporation, or in lieu of the foregoing __________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on the 18th day of June, 2010, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1.
TO VOTE FOR (     ) AGAINST (     ) the special resolution (a) fixing at six (6) the number of directors of the Corporation and the number of directors to be elected at any annual meeting of shareholders of the Corporation, and (b) authorizing the directors of the Corporation to thereafter determine from time to time such number.

2.	TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in the election of directors as set forth in the management information circular of the Corporation dated May 18, 2010 (the "Circular").

3.
TO VOTE FOR (       ) WITHHOLD FROM VOTING (       ) on reappointing BDO Canada llp, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation.

4.	TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on authorizing the directors of the Corporation to fix the remuneration payable to the auditors of the Corporation.

5.
TO VOTE FOR (       ) AGAINST (       ) the resolution approving, confirming and ratifying (a) certain amendments to the Corporation's Stock Option Plan, as such amendments are described in the Circular, and (b) the Corporation's Stock Option Plan as amended by such amendments.

6.	TO VOTE FOR ( ) AGAINST ( ) the resolution confirming certain amendments to the by-law of the Corporation, as such amendments are described in the Circular.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the                       day of                                            , 2010.

Signature of Shareholder(s)

Print Name
(see notes on the back of this page)

NOTES:

(1)
The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized.  If the proxy is not dated, it will be deemed to bear the date on which it was mailed.  The proxy ceases to be valid one year from its date.

(2)
Where a choice with respect to any matter to be acted upon at the Meeting has been specified in the form of proxy, the shares represented by the form of proxy will be voted or withheld from voting in accordance with the specifications so made.  The shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3)
A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 16th DAY OF JUNE, 2010, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

(4)	IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

(5)	If your address as shown is incorrect, please give your correct address when returning the proxy.